TryHard Holdings Ltd

541-0056, 2 Chome 5−19

Kyutaromachi

Chuo Ward, Osaka

Japan

June 3, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TryHard Holdings Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 24, 2025
CIK No. 0002044241

Ladies and Gentlemen:

We note the comment received from the U.S. Securities and Exchange Commission (the “Commission”) dated April 11, 2025 to Amendment No.1 to Draft Registration Statement on Form F-1 submitted on March 24, 2025. We have revised the Registration Statement on Form F-1, filed herewith. Please see our responses to your comment, which we have restated below.

Amendment No. 1 to Draft Registration Statement on Form F-1

Corporate Structure, page 7

1. We note your response to prior comment 2. Please further revise footnote (4) to state whether NEXYZ Group Corporation, SBI Holdings Inc. and Risenet Co., Ltd. are independent third parties and, if not, please expand your disclosure (including your Related Party Transactions as appropriate) to briefly disclose the respective relationships with TryHard.

We have revised footnote (4) on page 7 to clarify that NEXYZ Group Corporation, SBI Holdings Inc. and Risenet Co., Ltd. are independent third parties.

We have also made other changes throughout the document to reflect a corporate reorganization and to provide updated interim financial disclosures.

If you have any questions regarding the disclosure in the Registration Statement on Form F-1 filed herewith, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

TryHard Holdings Ltd

/s/ Rakuyo Otsuki
By:	Rakuyo Otsuki
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood